FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia brasileira de distribuição

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

São Paulo, June 11, 2018.

Management proposal for extraordinary shareholders’ meeting to be held on June 29, 2018

TABLE OF CONTENTS

1. INFORMATION ON THE MATTER FOR RESOLUTION	3
2. EXTRAORDINARY GENERAL MEETING	4
I. proposal for Reallocation of an Amount to the Reserve of Tax Incentives	4

1.        INFORMATION ON THE MATTER FOR RESOLUTION

Messrs. Shareholders,

The management of Companhia Brasileira de Distribuição (“Company”) hereby presents to Messrs. Shareholders the following proposal to be subjected for resolution in an Extraordinary Shareholders' Meeting to be held on June 29, 2018, at 4pm, in the head office of the Company, at Avenida Brigadeiro Luís Antonio, 3.142, City of São Paulo, State of São Paulo:

I.               Reallocation of the amount of forty-eight million, five hundred and forty-four thousand, seven hundred and sixty-three reais and seventy-one centavos (BRL 48,544,763.71), derived from tax incentives granted to the Company in the years of 2013 to 2017, initially destined for the Expansion Reserve provided in the Company’s By-Laws, to the Reserve of Tax Incentives in accordance with Article 195-A of the Brazilian Corporate Law.

For further information on the matter, see the proposal below. The Company prepared this Management Proposal, in compliance with the good corporate governance practices and transparency, in an attempt to provide guidance and inform its Shareholders regarding the subject to be resolved, being its Investors Relations Officer at their disposal to answer any additional questions.

São Paulo, June 11, 2018.

Management

Companhia Brasileira de Distribuição

2.        EXTRAORDINARY GENERAL MEETING

I.             proposal for Reallocation of an Amount to the Reserve of Tax Incentives

The management of the Company proposes the reallocation of part of the net profit of respective fiscal years that were originally allocated to the Expansion Reserve of the Company provided in the By-laws, but which are a result of tax incentives granted to the Company, in the total amount of forty-eight million, five hundred and forty-four thousand, seven hundred and sixty-three reais and seventy-one centavos (BRL 48,544,763.71) (“Amount”) to the Reserve of Tax Incentives, pursuant terms of Article 195-A, Law No. 6,404/1976.

The reallocation is a result of tax incentives, considered as grants for investments, according to the Supplementary Law No. 160/2017 and Law No. 12,973/2014, originated from 2013 to 2017.

The reallocation of the Amount to the Reserve of Tax Incentives did not and will not imply any change on the basis for the calculation of dividends and/or interest on equity declared and/or paid to the Company’s shareholders in the fiscal years ended on 2013 to 2017. It is therefore solely a reallocation of installments originally allocated in the Expansion Reserve heading to the Reserve of Tax Incentives heading.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 13, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.